Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a transcript of Peggy Johnson’s live interview with Yahoo Finance on June 25, 2026, in which the proposed business combination between Churchill Capital Corp XI (“Churchill’) and Agility Robotics, Inc. (“Agility”) is discussed.

Yahoo Finance • June 25, 2026

Speakers: Josh Lipton (Yahoo Finance anchor) and Peggy Johnson (CEO, Agility Robotics)

JOSH LIPTON: The public market for humanoid robots is expanding, with Agility Robotics en-route to becoming a publicly traded company. Major AI players such as Nvidia, Amazon, and Foxconn are already getting behind the company. Peggy Johnson, CEO of Agility Robotics, joins me here on set. Peggy, it’s great to see you. So let’s first just explain Digit to us, your robot. If I walked into a warehouse right now, Peggy, what would the robot be doing? What kind of tasks? What kind of roles?

PEGGY JOHNSON: Well, thanks for having me, Josh. It’s the roles that humans actually don’t want to do. It’s more the tasks: the repetitive, physically challenging type of things, sometimes dirty, sometimes dangerous sorts of jobs. Digit can step in and take those off the human’s plate and really free them up for more complex, higher-value tasks.

JOSH LIPTON: And we’re seeing it there, Peggy. Why build a robot, by the way, that walks on two legs instead of wheels?

PEGGY JOHNSON: Well, the world’s built for humans, so it needs to go into places that are narrow. It needs to lift up to overhead heights. And what happens with wheels is, the more you lift overhead, the robot base can get a little tipsy, so the base has to be wider to accommodate for that, and that sometimes doesn’t allow for movement down very narrow aisles.

JOSH LIPTON: And how much do these robots cost, Peggy, and what’s the ROI like? How quickly does a warehouse owner/operator make their money back?

PEGGY JOHNSON: Well, we generally put them out on what’s called robots-as-a-service, so it’s more of a monthly plan, and it’s ROI from day one. Because the problem is, humans don’t want these jobs, so there’s a labor shortage there. If they can bring a robot in right away, they’re able to have an ROI from day one compared to what it would have cost at a fully burdened human labor rate.

JOSH LIPTON: I hear you on the impact of the labor force, but I am wondering: if I was watching this, I’m like, I don’t know, I’m a 25-year-old warehouse worker/operator. Should I be worried at all about my job? Should I be worried a little bit? Walk me through how you see it.

PEGGY JOHNSON: You should be pleased that a humanoid robot is there to take these kinds of tasks off your hands. It’s complementary, very much so, augmenting the humans’ roles in those environments. Because if they can offload that, then they have more time to upskill and up-level, and that’s a really good outcome.

JOSH LIPTON: I mean, investors: we’ve been talking about humanoid robots for a long time. Why is this now the real moment when this becomes a material, meaningful business? How much of this is advancements in sensors? Is this an AI story?

PEGGY JOHNSON: It’s partly both of those things. The sensors that we use, many of them were driven by the automotive industry, so we were able to get lower-cost sensors onto the robot, and that’s a good thing. And then when the AI moment came, we were able to layer AI onto the physical part of the robot, where we can now teach it new skills very, very quickly. Before, an engineer used to have to program what the robot would be doing. But we are the only commercially deployed humanoid right now, so we can step in right now into these roles and take them on.

JOSH LIPTON: There are some other big names, though, who are very interested in this space. Elon Musk, right? Sam Altman, very interested. How do you think about the competitive landscape and your role there?

PEGGY JOHNSON: It’s good to have all of them. I’ll tell you, we felt like we were alone for a while. The company’s been around for over 10 years, so it raises all the boats to have that energy in there. But again, because we are able to deploy right now in a safe manner too. This is like a piece of automation getting up and walking around. Right now, if you go into a factory, there’s a line you usually can’t cross: the automation is on one side, the humans stand on another side. So you have to be able to deploy these very safely. By the end of this year, we’re going to have an upgrade to our robot where we’ll be what’s called cooperatively safe, and we can come out of the area that all humanoids have to work in now, inside of gates, kind of cordoned off from humans, and walk these facilities freely, because we’ll be able to pass them in a safe manner.

JOSH LIPTON: What is your business model, Peggy? Walk us through that. How do you all make money? Is it hardware, subscription, both? And what are the metrics investors should consider: is it revenue, or robots deployed, utilization?

PEGGY JOHNSON: Yeah, so the business model we have, it’s robots-as-a-service, as I said, or CapEx; they can also purchase it, so both of those are available. Generally, because this is new technology, most of the companies are opting initially for robots-as-a-service. It’s an easy step into the field. The metrics, really, they’re the same as any other automation in these facilities. You’re looking at throughput, uptime, accuracy. Any sort of automation has those similar metrics, so those are the things investors should look at: how well have they improved those over time?

JOSH LIPTON: And finally, walk us through this: you’re going public. Why go public now, and why via SPAC?

PEGGY JOHNSON: Really, a SPAC is the most efficient, most flexible way to tap into the public markets. The reason we went the fast route like this is because of pent-up demand. There are a lot of investors who are looking for areas to invest in humanoid robots. There’s nothing out there right now. We will be the first out there, so first-mover advantage is very important to us.

JOSH LIPTON: Finally, you’ve worked at a number of very impressive companies, Peggy, and for a lot of impressive people, including at Microsoft. I read that CEO Satya Nadella once told you it’s all about culture at a company. What do you think he meant by that?

PEGGY JOHNSON: Well, it’s great. It’s a learning I still carry with me today. It’s really that the community of employees need to feel free to raise ideas, to innovate. And really, when he stepped in, he changed the culture so that everybody could have a voice, and that surfaced all sorts of new innovation. I think that was a really critical point in Microsoft being on the trajectory it’s on.

JOSH LIPTON: Peggy, great to have you on the show, especially on set. Thank you.

***

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Agility stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: statements relating to, without limitation: our ability to consummate the Merger and PIPE Investment and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement and Subscription Agreement; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement or Subscription Agreements; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the potential for share price appreciation; the expected timing of announcement and close of the potential transaction; Agility’s economic opportunity and total addressable market; the expected amount of gross transaction proceeds and the planned pre-money valuation of Agility; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transactions; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Agility’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which Agility competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds.

The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

5